SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                 SCHEDULE 14D-9



          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                           Metrika Systems Corporation
                            ------------------------
                            (Name of Subject Company)

                           Metrika Systems Corporation
                           -------------------------
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   59159M 10 6
                                ---------------
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                            ------------------------

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Investor Contact: 781-622-1111
Media Contact: 781-622-1252


                      Metrika Systems Announces Cash Tender
                           Offer by Thermo Instrument

SAN DIEGO, Calif., January 31, 2000 - Metrika Systems Corporation (ASE-MKA), a Thermo Electron company (NYSE-TMO), announced today that its parent company, Thermo Instrument Systems Inc. (ASE-THI), will make a cash tender offer for any and all of the outstanding shares of Metrika Systems common stock at $9.00 per share. This action is part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

         Thermo Instrument currently owns approximately 70.5 percent of the outstanding shares of Metrika Systems common stock. Thermo Instrument will condition the tender offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermo Instrument's ownership reaches at least 90 percent. If Thermo Instrument achieves this 90-percent-ownership threshold, it will acquire all remaining outstanding shares of Metrika Systems common stock through a "short-form" merger in Delaware. Shareholders who do not tender shares to Thermo Instrument during the tender offer would also receive $9.00 per share in cash for their stock in the short-form merger.

         Thermo Electron, which owns approximately 8.5 percent of the outstanding shares of Metrika Systems common stock, will tender its shares to Thermo Instrument in the tender offer.

         The tender offer and proposed subsequent short-form merger require Securities and Exchange Commission clearance of necessary filings; a short-form merger would not require Metrika Systems board or shareholder approval.

         Thermo Instrument plans to conduct the tender offer during the second quarter of 2000. If Thermo Instrument successfully obtains ownership of at least 90 percent of the outstanding Metrika Systems shares, it expects to complete the spin-in by the end of the second quarter of 2000.

         Metrika Systems Corporation develops, manufactures, and markets on-line, high-speed process-optimization systems for raw materials analysis and finished materials quality control. The company's systems can analyze large volumes of raw materials, such as coal, cement, and minerals, in real time, or measure and control the thickness of web-type finished materials, such as sheet steel, rubber, and plastic foils. Customers worldwide use Metrika's systems and proprietary software to improve product quality and consistency, lower material costs, reduce energy consumption, and minimize waste. More information is available at http://www.thermo.com/subsid/mka1.html on the Internet.

OTHER IMPORTANT INFORMATION:
THE TENDER OFFER THAT IS DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE TENDER OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. YOU CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER



                                     -more-

DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. ALSO, IF YOU WRITE US OR CALL US, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT IS AVAILABLE.

YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

         INVESTOR RELATIONS DEPARTMENT
         METRIKA SYSTEMS CORPORATION
         81 WYMAN STREET, P.O. BOX 9046
         WALTHAM, MA 02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 2, 1999. These include risks and uncertainties relating to: customer capital spending policies, market acceptance of new products, technological change and new products, the company's acquisition strategy, international operations, competition, proprietary technology rights, government regulations and approvals, potential fluctuations in quarterly performance, and the potential impact of the year 2000 on processing date-sensitive information.